FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

Commission File Number 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable.

Contact: Ana Bartesaghi, Treasurer and IRO (54 11) 4324-8132 Ana.BARTESAGHI@supervielle.com.ar

Grupo Supervielle S.A. Reports 2Q16 Consolidated Results

Completes Successful Initial Public Offering;

Strengthens Capitalization to Support Growth Strategy

Buenos Aires, August 8, 2016 - Grupo Supervielle S.A. (NYSE: SUPV; BASE: SUPV), (“Supervielle” or the “Company”) a universal financial services group in Argentina with a nationwide presence, today reported unaudited results for the three and six-month periods ended June 30, 2016. All figures presented throughout this document are expressed in nominal Argentine pesos (AR$) and all financial information has been prepared in accordance with Argentine Banking GAAP.

Second Quarter 2016 Highlights

•                  Total gross loans, including the securitized loan portfolio, increased 42.2% YoY and 16.2% QoQ to AR$29.4 billion. Total balance sheet loans expanded at a higher rate of 49.8% YoY and 17.7% QoQ, reflecting a slowdown in securitization.

•                  NIM expanded 270 bps YoY to 20.4% in 2Q16, from 17.7% in 2Q15, and increased 40 bps from 20.0% in 1Q16.

•                  Non-performing loan ratio of 3.1% in 2Q16 compared with 3.3% in 2Q15 and 2.7% in 1Q16.

•                  The efficiency ratio improved to 72.1% in 2Q16 from 87.3% in 2Q15 and from 73.8% in 1Q16.

•                  Net income amounted to AR$167.9 million, up 361.7% YoY, but declined 3.9% QoQ. ROAE of 15.6% in 2Q16, as equity more than doubled following the capital increase from the Initial Public Offering (“IPO”) in May ‘16. This compares with 7.3% in 2Q15 and 27.5% in 1Q16.

•                  Successful completion of global IPO in May 2016 raised US$253 million to fund growth bringing the Equity to Assets ratio to 14.6% in 2Q16, up from 6.6% in 2Q15. Proceeds from the IPO received in Argentina in local currency amounted to AR$3.4 billion.

CEO Message

Commenting on the results for the quarter, Patricio Supervielle, Grupo Supervielle’s Chairman and CEO, noted: “We began to deploy capital raised in the IPO during the quarter with the commencement of our loan growth strategy and reduction of certain higher cost debt. Our loan book expanded 16% quarter-on-quarter, above inflation and doubling system growth. Growth was largely driven by corporate loans - up 36% in the quarter as we leveraged existing client relationships and our strong value proposition. Retail loans, however, showed modest growth of 3% as clients in this segment were strongly affected by the sharp price increases in consumer goods and previously subsidized services.”

“While Consumer Finance loans were up 10% in the period, even though we maintained our conservative credit scoring standards, asset quality was affected by the contraction in consumer consumers’ disposable income as a result of the spike in inflation that negatively impacted consumer behavior. Subsequently, we quickly implemented additional collection and preventive actions to minimize further asset quality deterioration.”

“Gross financial margin was strong — up 18% quarter-on-quarter, benefiting from market deregulation initiatives and payment of high-interest debt, with NIM reaching 20.4%. We also began to see an improvement in the efficiency ratio, down 170 basis points in the quarter to 72.1%; providing strong operating leverage as we continue to grow the number of loans per branch. Profitability however, was impacted by the higher loan loss reserves.”

“Our recent global public offering, which was three times oversubscribed, is a strategic milestone for Supervielle as we continue to build on our solid foundation for market growth, leveraging our current infrastructure and over two million customer base. Proceeds from the IPO will enable us to accelerate our loan expansion and capitalize on the strong growth potential we see in our business segments — particularly SMEs, middle market, retail and consumer finance.  These business segments are anticipated to further benefit from the favorable structural reforms in Argentina, the expected economic upturn and resulting increase in credit demand.”

“While we expect 2016 to remain a transition year given the current low visibility and volatility in the macroeconomic environment, economists’ consensus, and our view, is that the economy will stabilize by year-end.  Additionally, it is expected that sustainable growth will resume during 2017.  Reflecting the execution of our strategic growth plan, our ability to reduce funding costs, and the significant opportunity that exists to leverage our current network and client base, we expect to end the year with net income increasing between 78 - 108% as compared to 2015”, concluded Mr. Supervielle.

Index

Financial Highlights	Pg. 2
2Q16 Earnings Call	Pg. 3
Consolidated Results	Pg. 3
Consolidated Balance Sheet	Pg. 13
Results by Segment	Pg. 19
Guidance	Pg. 25
Relevant & Subsequent Events	Pg. 25
Credit Ratings	Pg. 25
Regulatory Changes	Pg. 26
Definition of Ratios	Pg. 26
Safe Harbor Statement	Pg. 27
Financial Statements	Pg. 28

Financial Highlights & Key Ratios

(1)         Calculated on a daily basis.

(2)         Total Portfolio: Loans and Leasing before Allowances, Including Securitized Portfolio.

(3)         On Balance Sheet Loans/Total Deposits.

(4)         This ratio applies only to the Bank and CCF on a consolidated basis.

(5)         Includes $600 million Tier1 Capital retained at the holding company level available for injection in subsidiaries.

(6)         Source: City of Buenos Aires

2Q16 Earnings Call Dial-In Information

Hosted by:	Patricio Supervielle, Chief Executive Officer & Chairman of the Board of Directors
Jorge Ramirez, Vice Chairman of the Board of Directors
Alejandra Naughton, Chief Financial Officer
Ana Bartesaghi, Treasurer & Investor Relations Officer

Date:	Tuesday, August 9, 2016
Time:	9:00 AM (US ET);10:00 AM (Buenos Aires Time)
Dial-in Numbers:	1-888-240-0263 (U.S. and Canada), 1-913-312-0710 (International), 0-808-101-7548 (U.K), or 0800-444-8416 (Argentina)
Access Code:	5702943
Webcast:	http://public.viavid.com/index.php?id=120559
Replay:	From Tuesday, August 9, 2016 at 12:00 pm US ET through Tuesday, August 23, 2016 at 11:59 pm US ET. Dial-in number: +1-877-870-5176 (U.S./Canada) or +1-858-384-5517 (international).
Access Code: 5702943.

REVIEW OF CONSOLIDATED RESULTS

Supervielle offers financial products and services mainly through Banco Supervielle (the “Bank”), a universal commercial bank, and Cordial Compañía Financiera (“CCF”), a consumer finance company which is consolidated with the Bank’s operations. The Bank, Supervielle’s main asset, comprised 87.1% of total assets as of 2Q16. Supervielle also operates through Tarjeta Automática, a private label credit card; Cordial Microfinanzas, a microfinance institution; Supervielle Seguros, an insurance company; Supervielle Asset Management; and Espacio Cordial, a retail company cross-selling related non-financial products and services.

Net Income & Profitability

Net income in 2Q16 reached AR$167.9 million, increasing 361.7% YoY, or AR$131.6 million, but declined 3.9% QoQ.

The YoY rise was mainly due to the following increases:

•                  80.2% in gross financial margin to AR$1.3 billion, from AR$724.0 million,

•                  345.2% in income from insurance activities to AR$164.4 million, from AR$36.9 million, and

•                  16.3% in net service fee income to AR$555.3 million, from AR$477.4 million.

These YoY contributions to net income were partially offset by:

•                  34.9% increase in administrative expenses to AR$1.5 billion from AR$1.1 billion,

•                  133.8% increase in loan loss provisions to AR$295.9 million from AR$126.6 million, and

•                  926.1% increase in income tax to AR$110.9 million from AR$10.8 million.

The 3.9% QoQ decline was mainly due to the following factors:

•                  12.2% increase in administrative expenses from AR$1.3 billion to AR$1.5 billion,

•                  61.1% increase in loan loss provisions from AR$ 183,6 million to AR$ 295.9 million, and

•                  71.0% increase in income tax from AR$64.8 million to AR$110.9 million.

This more than offset the following contributions to net income:

•                  18.0% increase in gross financial margin to AR$1.3 billion, from AR$ 1.1 billion,

•                  39.4% increase in income from insurance activities to AR$164.4 million, from AR$117.9 million,

•                  3.1% increase in net service fee income to AR$555.3 million, from AR$538.6 million, and

•                  46.5% increase in miscellaneous income to AR$108.2 million, from AR$73.9 million.

ROAE was 15.6% in 2Q16 up from 7.3% in 2Q15 and compared to 27.5% in 1Q16. The capital raised in the IPO on May 19, 2016, including the subsequent exercise of the greenshoe, resulted in a 135.3% increase in equity which explains the temporary dilution in ROAE in 2Q16.

Gross Financial Margin & NIM

In 2Q16, gross financial margin amounted to AR$1,304.4 billion increasing by 80.2% YoY and 18.0% QoQ. Net interest margin (NIM) was 20.4% compared to 17.7% in 2Q15 and 20.0% in 1Q16.

The 80.2% YoY increase in gross financial margin was mainly due to the following:

•                  A 45.5%, or AR$8.8 billion, increase in average earning assets, while average bearing liabilities increased 38.9%, or AR$6.2 billion (including a 50.8% increase in low cost savings accounts), and non-interest bearing checking accounts rose 41.3%, or AR$1.9 billion.

•                  A 360 basis points increase in the average interest rate earned on assets, while interest paid on interest bearing liabilities increased 240 basis points.

Several factors impacted the YoY performance:

•                  Lifting of interest rates caps and floors in place during 2015 and subsequent removal by the new Central Bank authorities in mid-December 2015,

•                  The replacement of certain high-interest bearing liabilities with IPO proceeds, and

•                  A reduction commencing April 7, 2016, in the monthly contribution rate banks are required to pay to fund the Deposits Guarantee Fund from 0.06%, returning to the original 0.015% of the monthly average of the daily deposits balance.

This was partially offset by:

•                  A significant rise in the Buenos Aires Deposits of Large Amount rate (“Badlar”) and the consequent increase in cost of funds, mainly for the consumer finance business, and

•                  Higher regulatory reserve requirements set by the Central Bank since June 2016, up 1.5% for time deposits and 2.5% for current accounts.

The 18.0% QoQ increase in gross financial margin was mainly due to the following factors:

•                  A 11.3%, or AR$2.9 billion, increase in average earning assets, while average bearing liabilities increased 5.1% or AR$ 1.1 billion (including a 10.1% increase in low cost savings accounts), and non-interest bearing checking accounts increased 13.7% or AR$ 783 million.

•                  A 10 basis points increase in average interest rate earned on assets, while interest paid on interest bearing liabilities increased 100 basis points, partially offset by the increase in non-interest bearing checking accounts.

Several factors impacted this QoQ performance:

•                  Proceeds from the IPO which replaced certain high-interest bearing liabilities, and

•                  Reduction commencing April 7, 2016, in the monthly contribution rate banks are required to pay to fund the Deposits Guarantee Fund from 0.06% back to the original 0.015% of the monthly average of the daily deposits balance.

This was partially offset by:

•                  The significant rise in the Badlar rate and the consequent increase in cost of funds, mainly for the consumer finance business, and

•                  Higher regulatory reserve requirements implemented in June 2016.

Financial Income

Financial income rose by 67.0% YoY to AR$2.6 billion in 2Q16 and 9.3% QoQ.

The YoY rise in financial income mainly reflected the following increases:

•                  42.9% in the average loan portfolio and 131 basis points in the average interest rate, and

•                  70.1% in the average volume of the investment portfolio and 1,629 basis points in the average return rate.

The YoY increase in the average loan portfolio, which represents 84.1% of the average balance of Supervielle’s interest earning assets, primarily reflects the following increases in average balances:

•                  44.9% in personal loans (including the securitized personal loans portfolio, the average balance of personal loans increased 27.4%),

•                  42.6% in credit card loans,

•                  56.6% in overdrafts, and

•                  38.3% in corporate unsecured loans.

The average interest rate on total loans rose 131 basis points to 34.5% in 2Q16, from 33.2% in 2Q15, driven by higher average interest rates on personal loans, overdrafts and corporate unsecured loans.

The 70.1% rise in the average volume of the investment portfolio resulted mainly from the 213.3% increase in holdings of securities issued by the Argentine Central Bank as we immediately invested a portion of the IPO proceeds while funds are primarily applied to increase the volume of assets and loans, and redeem existing debt.

The average return rate on the investment portfolio rose to 36.5% from 20.2% in 2Q15, principally as a result of higher interest rates for Argentine Central Bank securities and increased returns from the Company’s investments in government and corporate securities.

The 9.3% QoQ rise in financial income was primarily the result of:

•                  A 8.6% increase in the average balance of total loans while the average interest rate declined 29 basis points, and

•                  A 21.3% increase in the average balance of the investment portfolio together with a 262 basis points rise in the average interest rate.

The 8.6% expansion in the average balance of the loan portfolio is mainly explained by the following increases in average balances:

•                  10.3%, in personal loans (including the securitized personal loans portfolio which is growing at a slower pace, the real average balance of personal loans increased by only 5.8% a consequence of the lower consumer sentiment in a challenging environment during the quarter),

•                  3.9% in credit cards,

•                  9.6%, or AR$ 303.1 million, in promissory notes,

•                  16.6%, or AR$ 345.1 million, in overdrafts, and

•                  70.4% or AR$ 476 million, in foreign trade loans.

Higher foreign trade loans, promissory notes and overdrafts reflect the loan portfolio growth delivered since the IPO. The capital raised in the IPO was received by the end of May, with the significant increase in corporate loans experienced in June, thus reducing the average quarterly average of the loan portfolio which was not representative of the end of period balances.

These increases were partially offset by the 9.0% decline in the average balance of corporate unsecured loans.

The average interest rate on the total loan portfolio was 34.5% compared with 34.8% in 1Q16. Declines of 31 bps, 30 bps and 55 bps in the average rate of personal loans, promissory notes and corporate unsecured loans, respectively, were more than offset by increases of 10 bps and 1100 bps in the average rate of credit card loans and overdrafts, respectively.

The QoQ increase in the average balance of the investment portfolio, which represents 14.7% of the average balance of the interest earning assets compared to 13.5% in the previous quarter, was mainly explained by a 26.4% increase in the average balance in holdings of securities issued by the Argentine Central Bank. This reflects the immediate investment of a portion of the IPO proceeds as explained above.

The average interest rate on the investment portfolio rose to 36.5% in 2Q16, from 33.9% in 1Q16 mainly due to an increase in the average interest rate on securities issued by the Central Bank and the return on investments in government and corporate securities.

Financial Expenses

Financial expenses increased 55.2% YoY to AR$1.3 billion in 2Q16, reflecting growth of 38.9% in the average balance of interest-bearing liabilities and a 235 basis points increase in the average nominal rate.

The 38.9% YoY rise in average interest-bearing liabilities to AR$22.2 billion in 2Q16 (including low cost checking and savings accounts) was mainly due to the following increases:

•                  50.8%, or AR$2.3 billion, in the average balance of low cost checking and savings accounts reaching AR$6.8 billion,

•                  28.8%, or AR$2.7 billion, in the average balance of time deposits reaching AR$11.9 billion, and

•                  54.6%, or AR$795 million, in the average balance of borrowings from other financial institutions and medium term negotiable obligations to AR$ 2.3 billion.

The average interest rate paid on interest bearing liabilities rose 235 bps to 18.8% in 2Q16, from 16.4% in 2Q15, mainly reflecting:

•                  A 344 basis points increase in the average interest rate on time deposits to 26.9% consistent with the rise in the average Badlar rate,

•                  A 1,146 basis points increase in the average interest rate on borrowings from other financial institutions and unsubordinated negotiable obligations, and

•                  A flat average interest rate on checking and savings at 0.1%.

The average rate paid on interest-bearing deposits (checking and savings accounts & time deposits) was 17.1%, 134 basis points above the 15.8% average rate for 2Q15. Peso-denominated deposits accrued interest at an average rate of 18.9%, 241 basis points above the 16.5% average interest rate accrued in 2Q15, consistent with the increase in the average Badlar rate during 2Q16. U.S. Dollar-denominated deposits accrued interest at an average rate of 0.4%, from the 0.5% average interest rate accrued in 2Q15.

Financial expenses rose 1.6% QoQ, as a result of the 5.1% increase in the average balance of total interest bearing liabilities, combined with a 100 basis points increase in the average interest rate to 18.8%, below the 270 bps average increase in the Badlar rate.

This QoQ performance in financial expenses was mainly driven by:

•                  A 5.1% increase in average interest bearing liabilities, combining a 10.1% increase in interest bearing savings and special checking accounts (0.1% average interest rate) and a 4.9% increase in time deposits, while borrowings from other financial institutions and negotiable obligations declined 3.6% reflecting the reduction of high-cost funding utilizing the IPO proceeds, and

•                  A 23.4% decrease in other expenses as a result of the government’s April 2016 reduction of the Deposit Guarantee Fund fee from 0.060% to 0.015%.

The 41.3% YoY and 13.7% QoQ increases in non-interest bearing checking accounts partially offset the increase in financial expenses.

Net Service Fee Income

Net service fee income for 2Q16 totaled AR$555.3 million, representing increases of 16.3% YoY and 3.1% QoQ.

The main contributors to services fee income in 2Q16 were deposit accounts and debit & credit cards, representing 27% and 32% of the total, respectively.

The 22.3% YoY rise in service fee income was driven mainly by the following increases:

•                  33.2% in deposit account commissions, reflecting the higher volume in checking and savings accounts, as well as an increase in fees charged per account. On March 21 2016, the Central Bank eliminated prior authorization requirements to charge fees for new products and other fee increases. As a transition, a 20% increase in all banking charges was authorized starting June 1, 2016, and eliminated from September 2016 onwards will be any regulatory restrictions on fee pricing, and

•                  95.8% in check administration commissions and 28.0% in credit and debit cards, both driven by higher business volumes.

These increases were partially offset by the 26.8% decline in service fee income from insurance services as a result of the rules introduced on August 21, 2015, and applicable since November 13, 2015, limiting the ability of financial institutions to receive remuneration from any insurance product that customers are obligated to purchase as a condition to access financial products and services.

The 5.1% QoQ increase in service fee income shows a similar trend as the YoY variation. While the regulatory restrictions on fee pricing were eliminated in March 21, 2016 are fully effective starting September 2016, with a 20% transition increase approved from June 1, 2016, partially benefitting the quarter.

Services fee expenses increased 37.4% YoY to AR$257.7 million in 2Q16, primarily due to higher commissions paid driven by higher business volumes, and an increase in expenses and promotions related to credit cards issued by the Bank and CCF.

On a QoQ basis, service fee expenses rose 9.7%, as a consequence of a 32.4% increase in fees on promotions related to credit cards issued by the Bank. This was partially offset by a 3.0% decline in fees on commissions paid.

Net Service Fee Income						% Change	
(In millions of Argentine Ps.)	2Q16	1Q16	4Q15	3Q15	2Q15	QoQ	YoY
Income from:							
Deposit Accounts	218.2	192.2	187.2	182.1	163.8	13.5%	33.2%
Loan Related	32.0	31.5	34.5	33.9	34.8	1.3%	-8.1%
Credit and Debit Cards	262.8	246.8	217.4	178.9	205.3	6.5%	28.0%
Insurance	69.5	116.6	138.0	88.1	95.0	-40.3%	-26.8%
Check Administration Commission	51.2	35.4	37.3	34.3	26.2	44.7%	95.8%
Safe Deposit Box	21.4	20.7	20.5	19.3	17.8	3.5%	20.6%
Receivables from Financial Leases	20.3	13.2	15.0	18.1	16.8	54.3%	21.1%
Financial Agent for the Province of San Luis	25.1	20.6	20.3	20.8	17.7	21.9%	41.4%
Payments to Retirees	6.9	7.8	6.8	6.7	6.0	-12.3%	14.5%
Mutual Funds Management	31.2	24.0	24.2	20.6	19.3	30.3%	61.5%
Other	74.4	64.6	143.5	131.0	62.3	15.2%	19.4%
Total Fee Income	**813.1**	**773.5**	**844.4**	**733.7**	**665.0**	**5.1%**	**22.3%**
Total Fee Expenses	**257.7**	**234.9**	**230.4**	**199.9**	**187.6**	**9.7%**	**37.4%**
Net Services Fee Income	**555.3**	**538.6**	**614.0**	**533.8**	**477.4**	**3.1%**	**16.3%**

Income from Insurance Activities

Income from insurance activities includes insurance premiums, net of insurance reserves and production costs. Supervielle Seguros began issuing its first policies in October 2014 but starting with a few non-credit related insurance products, such as protected bag insurance and personal accident insurance. By the end of 2015, it started issuing credit-related policies substantially growing its business. Income from insurance activities for 2Q16 amounted to AR$164.4 million, representing increases of a 345.2% YoY and 39.4% QoQ.

In terms of gross written premiums, credit-related policies, such as life insurance and total and permanent disability insurance for debit balances rose 39.9% in the quarter. Other non-credit related policies, such as protected bag insurance rose 54.4% YoY and 21.4% in the quarter.

Loan Loss Provisions

Loan loss provisions totaled Ps.295.9 million in 2Q16, up 133.8% YoY and 61.1% QoQ, mainly due to an increase in the non-performing loan portfolio, while the allowances as a percentage of non-performing loans decreased to 83.2% from 83.9% in1Q16. The NPL ratio was 3.1% in 2Q16, down from 3.3% in 2Q15, but increasing from 2.7% in 1Q16.

Asset quality in the consumer finance customers deteriorated in 2Q16 although the Company’s conservative credit scoring standards remained unchanged. This segment was impacted by the challenging and volatile economy which significantly contracted consumers’ disposable income. The increases in public service tariff and in transportation fares caused a spike in inflation in April and May 2016, while Unions’ salary increase agreements were delayed towards the end of the quarter, which impacted consumers’ ability to pay their loan installments.

As an example, the charts below show managerial information with the evolution of 30-59 days delinquency rates in the Company’s Consumer Finance Segment portfolio:

(1) Lagged delinquency measures the real delinquency of the portfolio, without taking into account disbursements made in recent months. The delinquency on any one bucket is matched with the portfolio that originated such delinquency.  Thus, the delinquency ratio for the portfolio in the 30-180 delinquency bucket as of June 2016, is calculated using in the denominator the portfolio outstanding as of April 2016.

As shown in the charts above, delinquency also increased in prior years in the first months of the year subsequently declining as salary bargaining agreements caught up with inflation, and as the Company quickly strengthened its collection practices and implemented preventive actions.

Efficiency & Administrative Expenses

The efficiency ratio improved by 1,524 basis points to 72.1% in 2Q16, from 87.3% in 2Q15 and by 169 basis points  from 73.8% in 1Q16. This improvement reflects the impact on financial income from the IPO proceeds and with no change to Supervielle’s current infrastructure.

Administrative expenses totaled AR$1.5 billion, rising 34.9% YoY mainly due to increases of 49.3% in non-personnel administrative expenses and 27.4% in personnel expenses.

The YoY rise in non-personnel administrative expenses to AR$553 million was mainly driven by:

•                  A 124.8% increase in taxes reflecting higher turnover tax and a one-time tax charge on the debit and credit account transfers on the IPO proceeds, and

•                  A 44.5% increase in other expenses including leases, security service expenses, maintenance, insurance and electricity, among others, which amounted to AR$231.2 million in 2Q16.

On a QoQ basis, non-personnel administrative expenses 24.9% increase was mainly driven by a 54.4% increase in non-income taxes originated in one-time IPO-related taxes.

The 27.4% YoY increase in personnel expenses was mainly the result of the 33% rise in the average salary of the Bank’s personnel, resulting from the collective bargaining agreement between Argentine banks and the labor union completed in 2Q16, as well as salary increases that also took place at the Company’s other subsidiaries during 2Q16, but with lower increases than the banking labor union. The increase in the employee base also contributed to higher personnel expenses. On a QoQ basis, the salary increase resulting from the collective bargaining agreement exceeded the provision for future salary increases accounted for in 1Q16 by 2.5 percentage points, with the difference accrued retroactively this quarter.

The Company’s employee base increased by 7.1% YoY to 4,910 in 2Q16 reflecting growth at its subsidiaries, mainly the Bank. On a QoQ basis, the employee base increased slightly by 0.5%.

Other Income (Loss), Net

Other income, net was AR$12.1 million, a 33.8% YoY decrease mainly due to higher charges derived from the agreement with the Social Security National Administration (ANSES) related to senior citizen payments, partially offset by higher penalty interest collected from default debtors and interest income from other receivables. This compares with a net other loss of AR$35.3 million in 1Q16. The QoQ increase in other income, net resulted from higher recovery of defaulted loans by AR$15.4 million, higher sales of non-performing loan portfolio of CCF by AR$5.3 million and higher sales of Cordial Servicios products, partially offset by lower charges from ANSES in the amount of AR$32.3 million.

Income Tax

The corporate income tax rate in Argentina is 35%. As per Central Banks accounting regulations, Supervielle does not recognize deferred tax credits or liabilities in its main subsidiaries (the Bank and CCF). Accordingly, the effective tax rate could vary from quarter to quarter not only for non-taxable income or non-deductible expenses, but also due to the timing in which those results are recognized for tax purposes. In the longer term, the effective rate is anticipated to approximate to 35% or lower, as a portion of the Company’s income is still obtained from investments in financial trusts participation certificates, which pay income taxes at the trust level and are not taxable at the Company’s level.

Additionally, as income tax is paid by each subsidiary on an individual basis, tax losses in one legal entity cannot be offset by tax gains in another legal entity. For example, at the holding company, financial expenses could not be offset with taxable income while having debt securities outstanding and no material source of taxable income. Following the IPO, income from proceeds temporarily retained at the holding company, may allow Supervielle to more than offset financial expenses paid through this vehicle and use tax credits from previous years, which in turn are expected to lower the effective tax rate.

Income tax in 2Q16 was AR$110.9 million, above the AR$10.8 million in 2Q15 and AR$64.8 million in 1Q16. This is mainly due to higher pre-tax income and a higher effective tax rate reflecting the increase in provisions for loan losses in 2Q16. Loan loss provisions are typically deducted on a lagged basis from taxable income and as a result, effective tax rate is higher for the reported quarter, which then is lowered in subsequent periods within the same fiscal year when impaired loans are recovered or otherwise allowed to be deducted.

REVIEW OF CONSOLIDATED BALANCE SHEET

Loan Portfolio

The gross loan portfolio, including loans and financial leases on balance sheet, amounted to AR$27,409.4 billion, increasing by 49.8%% YoY and 17.7% QoQ. Including the securitized portfolio, total gross loans amounted to AR$29,449.2 billion increasing by 42.2% YoY and 16.2% QoQ.

This performance reflects the initial deployment of the capital raised in the IPO, which was only available to the Company during the last 27 days of June. Loan growth in the quarter was mainly driven by strong demand from existing corporate customers leveraging Supervielle’s higher capital base together with its attractive value proposition whereby the Company differentiates itself by providing greater flexibility and shorter time to cash. This resulted in increases of 57% YOY and 36% QoQ in corporate loans, mainly driven by trade finance loans.

Loans to the non-financial private sector and financial leases rose by 48.2% YoY and 17.2% QoQ.

The YoY performance was mainly driven by the following increases:

•                 40.4% in personal loans,

•                 38.1% in credit cards loans,

•                 32.8% in promissory notes, and

•                 73.1% in overdrafts.

The main driver behind the QoQ rise in the loan book was corporate loans as a consequence of the deployment of the capital from the IPO, reflecting the following increases:

•                 20.7% in promissory notes,

•                 20.3% in overdrafts,

•                 19.7% in receivable from financial leases, and

•                 129.1% in others, mainly explained by foreign trade operations.

The charts below present the evolution of the loan book over the past five quarters broken down by segment.

Asset Quality

The total NPL ratio increased to 3.1% in 2Q16, from 2.7%, but decreased from 3.2% in 1Q16

Allowances as a percentage of non-performing loans decreased to 83.2% in 2Q16 from 83.9% in 1Q16 and from 85.6% in 2Q15.

Asset quality in consumer finance customers deteriorated in 2Q16 although the Company’s conservative credit scoring standards remained unchanged. This segment was impacted by the challenging and volatile economy which caused a significant contraction in consumers’ disposable income.

This is reflected in the increase in 2Q16, both in the personal loans NPL ratio to 6.4% from 5.4% in 2Q15 and 4.7% in 1Q16, and the credit cards NPL ratio to 4.5% from 3.6% in 1Q16, although down from 5.0% in 2Q15.

As in previous years when Supervielle experienced increases in delinquency rates, the Company quickly strengthened its collection practices and implemented preventive actions.

(1)-includes retail and consumer finance portfolios

Funding

Total funding, including deposits, other sources of funding such as financing from other financial institutions and negotiable obligations, as well as shareholders’equity, increased 18.1% QoQ and 48.6% YoY.

Assets and liabilities denominated in foreign currency as of June 20, 2016 represented 13.0% total assets and total liabilities respectively, compared to 8.0% in 1Q16 and 6.8% in 2Q15. This increase is similar to the trend seen in the industry, where total US dollar deposits accounted for 15.0% of total deposits as of 2Q16 while they represented 8.0% as of 2Q15.

Deposits

Total deposits amounted to AR$27.7 billion in 2Q16, increasing 37.4% YoY and 13.6% QoQ and representing 67.5% of Supervielle’s total funding sources. In 1Q16 and 2Q15, total deposits represented 70.2% and 73.0% of total funding sources, respectively.  The decline in 2Q16 was due to the recent capital raise as the proceeds were used to fund loan portfolio growth in June without the need to increase deposits. This ratio is expected to increase again as the capital increase is leveraged.

Low-cost demand deposits comprise 59% of the Company’s total deposits base (37% of savings accounts and 22% of checking accounts) as of June 30, 2016. As of March 31, 2016, demand deposits represented 49% of total deposits and 48% as of June 30, 2015.

As of June 30, 2016, retail deposits represented 59% of total deposits, up from the 57% as of 1Q16, and unchanged from 2Q15, reflecting the importance of the Company’s deposit network franchise.

In 2Q16, private sector deposits grew 29.0% YoY and 12.6% QoQ.

The YoY performance was due to the following increases:

•                 54.6% in savings accounts,

•                 34.3% in checking accounts, and

•                 11.7% in time deposits.

On a QoQ basis, savings account deposits increased 27.5%, while checking accounts and time deposits rose 7.4% and 4.8%, respectively.

These YoY and QoQ increases in sight deposits together with lower increases in time deposits, reflects through utilization of the IPO proceeds, the Company was able to reduce institutional deposits without needing to fund loan growth.

Other Sources of Funding

As of June 30, 2016, other sources of funding amounted to AR$13.3 billion increasing 78.6% YoY and 28.9% QoQ. These increases were mainly due to the successful completion it’s the global IPO in May 2016 increasing Shareholder’s equity to AR$6.0 billion in 2Q16 compared to AR$1.8 billion in June 2015 and AR$ 2.5 in March 2016.

The YoY increase was explained by:

•                 65.3% growth in subordinated loans and negotiable obligations caused mainly by the impact of devaluation in U.S. dollar denominated and U.S. dollar linked subordinated bonds issued by the bank, and

•                 110.0% growth in loans from domestic financial institutions, granted mainly to CCF, the consumer finance subsidiary.

Liquidity & Capitalization

As of June 30, 2016 the total loans to total deposits ratio was 99.1% compared to 91.0% in June 2015 and 95.7 % in March 2016.

The increase in the loan to deposit ratio in the quarter reflects a lower need of deposits to fund loan growth given the proceeds from the IPO.

In 2Q16, equity to total assets rose to 14.6% reflecting proceeds from the IPO, compared to 6.6% in 2Q15 and 7.3% in 1Q16.

In May and June 2016, the Bank and CCF received net capital injections of AR$2.1 billion and AR$ 140 million, respectively.

In 2Q16, following the pricing of Grupo Supervielle’s Initial Public Offering, and the capital injections made in the Bank and CCF, Banco Supervielle’s consolidated financial position showed an increased solvency level with an integrated capital of AR$5.7 billion, exceeding total capital requirements by AR$2.2 billion.

The table below presents information about the Bank and CCF´s consolidated regulatory capital and minimum capital requirement as of the dates indicated:

In 2Q16, Banco Supervielle’s Tier 1 ratio on a consolidated basis with CCF, was 12.0%, compared to 6.8% in 2Q15 and 7.2% in 1Q16.  Including the funds from the IPO proceeds retained at the holding company which are available for further capital injections in its subsdiaries, the consolidated pro-forma TIER1 Capital ratio stood at 13.5%. As of June 30, 2016, Banco Supervielle’s total capital ratio was 13.9% compared to 8.7% in the same period of 2015 and 9.3% in the previous quarter.

Total Capital (In millions of Argentine Ps.)	1H16	1Q16	FY15	9M15	1H15
Tier 1 Capital					
Paid in share capital common stock	456.1	456.1	456.1	456.1	456.1
Irrevocable capital contributions	2,233.0	-	-	-	-
Share premiums	8.1	8.1	8.1	8.1	8.1
Disclosed reserves and retained earnings	2,248.4	2,248.4	1,631.0	1,631.0	1,631.0
Non-controlling interests	30.3	16.0	14.2	14.1	12.3
100% of results	148.0	-	358.9	156.7	90.2
50% of positive results	50.2	74.0	129.3	101.1	33.2
Sub-Total: Gross Tier I Capital	5,174.2	2,802.6	2,597.5	2,367.0	2,230.9
Deduct:	-	-	-	-	-
All Intangibles	255.9	242.3	249.4	223.2	214.3
Pending items	24.5	17.9	23.5	18.1	10.4
Other deductions	9.5	13.3	18.8	15.1	4.2
Total Deductions	290.0	273.5	291.7	256.3	229.0
Sub-Total: Tier I Capital	4,884.2	2,529.1	2,305.9	2,110.7	2,001.9
Tier 2 Capital	-	-	-	-	-
General provisions/general loan-loss reserves 50%	268.8	243.2	221.6	204.5	185.9
Subordinated term debt	498.7	486.6	441.1	352.7	384.0
Sub-Total: Tier 2 Capital	767.5	729.7	662.7	557.2	569.9
Total Capital	5,651.7	3,258.8	2,968.6	2,667.9	2,571.8
Credit Risk weighted assets	31,759.4	27,217.8	25,248.7	22,684.7	20,843.4
Risk weighted assets	40,604.3	35,161.2	34,314.6	31,300.3	29,547.3
Tier 1 Capital / Risk weighted assets[1]	**12.0%**	**7.2%**	**6.7%**	**6.7%**	**6.8%**
Regulatory Capital / Credit risk weighted assets[1]	**17.8%**	**12.0%**	**11.8%**	**11.8%**	**12.3%**
Regulatory Capital / Risk weighted assets[1]	**13.9%**	**9.3%**	**8.7%**	**8.5%**	**8.7%**

(1) Tier1 Capital / Risk weighted assets does not include $600 million tier1 capital retained at the holding company level, that is available for injection in subsidiaries.It only includes capital at the Consolidated Bank level

RESULTS BY SEGMENT

Overview

Supervielle conducts its business through the following operating segments: Retail Banking, Corporate Banking, Treasury, Consumer Finance, Insurance, and Asset Management & Other Services.

Net Revenue Breakdown

In 2Q16, the Retail Segment represented 59% of total revenues, compared to 62% in 2Q15 and 61% in 1Q16. The Corporate Segment represented 12% of total revenues in 2Q16 compared to 16% in 2Q15 and 12% in 1Q16.

The Insurance Segment, a business that began operations in 4Q14 and started offering credit-related products in 4Q15, increased its share of total revenues to 6.6% in 2Q16 from to 2.4% in 2Q15 and 5.5% in 1Q16.

Net Income Breakdown

In 2Q16, the Corporate Segment represented 16.1% of net income, compared to 28.1% in 1Q16 and 67.8% in 2Q15. The Retail Segment represented 17.4% of net income in 2Q16 compared to 14.6% in 1Q16 and 19.7% in 2Q15. The volatility in net income from the Corporate and Retail Segments results from the Company’s methodology to distribute income for treasury funds.

Retail Banking Segment

Through the Bank, Supervielle offers its retail customers a full range of financial products and services, including personal loans, deposit accounts, purchase and sale of foreign exchange and precious metals and credit cards, among others.

Net income rose 94.2% YoY reaching AR$31.2 million. This increase was mainly due to higher loan volume and market interest rates, which more than offset the increase in administrative expenses and loan loss provisions. QoQ, net income was flat.

In 2Q16, net revenue reached AR$1.2 billion, rising 55.7% from 2Q15 and 7.0% QoQ.

The YoY increase is mainly explained by: i) a 78.3% growth in gross financial margin, as a consequence of the combination of increases in loan volume and lower cost sight deposits, and ii) a 17.6% increase in net service fee income driven by an increase in fees on deposit accounts (higher volumes and higher tariffs) and on credit and debit cards (higher volumes).

The 7.0% QoQ increase in net revenue was due to the 12.6% growth in gross financial margin, which more than offset the 4.9% decrease in Net service fee income. The decrease in net service fee income is due to the lower service fee income from insurance services as a result of the rules introduced in introduced on August 21, 2015, and applicable since November 13, 2015, limiting the ability of financial institutions to receive remuneration from any insurance product that customers are obligated to purchase as a condition to access financial products and services.

Loan loss provisions amounted to AR$162.5 million in 2Q16, up 162.5% from 2Q15 and 30.1% from 1Q16. The YoY rise is primarily due to the growth in the loan portfolio and an increase in the non-performing loan portfolio.

On a QoQ basis, the increase in loan loss provisions was due to the loan portfolio and an increase in the non-performing loan portfolio.

Retail Banking loans reached AR$11.7 billion at June 30, 2016 increasing 37.9% YoY and 4.4% QoQ. Including the securitized loan portfolio, total loans amounted AR$13.1 billion, up 27.6% from 2Q15 and 2.7% compared to 1Q16.

Retail Banking deposits rose 42.9% on annual basis and 15.5% versus 1Q16.

As of June 30, 2016, the Bank maintained more than 1.8 million savings accounts and more than 63,000 checking accounts. In 2Q16, the Bank also serviced more than 637,000 product bundles for senior citizens, more than 150,000 Plan Sueldo (“Payroll”) accounts and more than 37,000 high net worth customers.

Corporate Banking Segment

Through the Bank, Supervielle offers large corporations, middle market companies and small businesses a full range of products, services and financing options including factoring, leasing, foreign trade finance and cash management.

Net income decreased 48.1% YoY and 51.9% QoQ to AR$28.8 million. Two factors were the main drivers behind these declines: i) higher cost of funding resulting from the increase in market interest rates, and ii) an increase in loan loss provisions reflecting regulatory provisions on new loan origination which are accounted for at loan inception. This was partially offset by an increase in net service fee income. Capital from the IPO was available to deploy in loan origination only during the last 27 days of June. As a result, interest income from new loan origination in the quarter was offset by the above mentioned regulatory provisions.

In 2Q16 net revenues reached AR$239.8 million, up 16.3% from 2Q15 and 7.7% QoQ. This YoY rise was primarily due to a 46.2% increase in net service fee income, largely driven by fees on check administration commissions and leasing fees. This was partially offset by a 6.3% decrease in gross financial margin due to the increase in the Badlar rate.

On a QoQ basis, the increase was due to the 34.8% rise in net service fee income which more than offset the 12.8% decrease in gross financial margin as explained above.

Loan loss provisions amounted to AR$56.6 million in 2Q16, 127.7% higher than the AR$24.9 million registered in 2Q15 and 437.1% higher from AR$10.5 million for 1Q16. This YoY increase in loan loss provisions in 2Q16 is mainly due to the increase in the loan portfolio.

The corporate loan portfolio (including loans and receivables from financial leases) totaled AR$11.4 billion increasing 57.1% YoY and 36.1% on a QoQ basis. This reflects capital proceeds from the IPO, which were available for deployment during the last 27 days of the quarter. Including the securitized portfolio, total loans amounted to AR$11.5 billion and increased by 51.5% YoY and 34.3% from 1Q16.

Total deposits amounted to AR$2.3 billion, an 8.9% increase from 2Q15, but down 8.7% QoQ mainly reflecting the high liquidity derived from the IPO, which offset the need to increase deposits from corporate accounts.

Treasury Segment

The Treasury segment is primarily responsible for the allocation of the Bank’s liquidity according to the needs and opportunities of the Retail Banking and Corporate Banking segments as well as its own needs and opportunities. The Treasury segment implements the Bank’s financial risk management policies, manages the Bank’s trading desks, distributes treasury products such as debt securities, and develops businesses with wholesale financial and non-financial clients.

Net income attributable to the treasury segment in 2Q16 was AR$57.9 million compared to a loss of AR$27.7 million in 2Q15. QoQ, net income increased 147.9%. The increase in the government and corporate securities portfolio, together with higher market interest rates were the main factors behind the improvement in both periods.

In 2Q16 net revenues reached AR$162.1 million, up 1,685% from 2Q15 and 104.3% QoQ. This was mainly due to increases of 1,908% and 103.5% in gross financial margin, respectively, principally reflecting the higher volume and market interest rates.

In 2Q16, the Treasury segment’s government and corporate securities totaled AR$4.5 billion increasing 87.7% from June 30, 2015 and 39.8%% from March 31, 2016.

Consumer Finance Segment

Through Cordial Compañia Financiera and Tarjeta Automatica, Supervielle offers credit card services and loans to the middle and lower-middle-income sectors. Product offerings also include consumer loans, credit cards and insurance products through an exclusive agreement with Walmart Argentina.

During 2Q16 this business reported a net loss of AR$26 million, compared with net gains of AR$17.1 million in 2Q15 and AR$34.1 million in 1Q16. These declines were mainly driven by: i) the increase in cost of funding resulting from higher market interest rates, ii) a lower increase in interest income given the longer duration of these loans, and iii) an increase in loan loss provisions as asset quality in this segment was impacted by the challenging macroeconomic environment and the resulting weaker consumer confidence.

In 2Q16, net revenues reached AR$236.9 million, up 21.6% from 2Q15. Annual increases of 55.4% in net service fee income and 3.4% in gross financial margin were the main drivers behind the YoY growth in Net revenues.

On a QoQ basis, net revenues declined 9.8% mainly due to decreases of 16.1% in net service fee income and 4.0% in gross financial margin. The lower net service fee income resulted from the combination of the restriction to receive remuneration from any insurance product that customers are obligated to purchase as a condition to access financial services, which more than offset the increase in credit card volume. The decline in gross financial margin reflects the direct impact of the increase in the BADLAR rate on cost of funding.

Loan loss provisions amounted to AR$76.8 million in 2Q16, up 97.3% from 2Q15 and 66.5% from 1Q16. The YoY rise is mainly explained by the 61.7% growth in the total loan portfolio and the increase in the non-performing loan portfolio. On a QoQ basis, while strict credit risk policies remained unchanged, higher loan loss provisions reflect lower consumer confidence in the quarter and a weak economic environment following significant increases in utilities and public transportation fares contracting consumers’ disposable income and their ability to pay their debt installments.

Loans totaled AR$3.0 billion at June 30, 2016 increasing 56.0% YoY and 1.7% QoQ. Including the securitized loan portfolio, total loans amounted AR$3.5 billion, up 61.7% from 2Q15 and 9.4% QoQ.

Insurance Segment

Through Supervielle Seguros, Supervielle offers insurance products, with a main focus on life insurance, to targeted customer segments.

Net income attributable to the insurance segment in 2Q16 was AR$65.9 million, compared to AR$9.8 million in 2Q15 and AR$47 million in the previous quarter, as the Company continues to expand this new business to bank assurance products previously served by other Insurance Companies.

Supervielle Seguros began issuing its first policies in October 2014 but starting with a few non-credit related insurance products, such as protected bag insurance and personal accident insurance. By the end of 2015, it started issuing credit-related policies substantially growing its business. Gross written premiums increased by 245.6% YoY and 31.6% in the quarter. Income from insurance activities amounted to AR$127.4 million in 2Q16, representing increases of 382.8% YoY and 31.6% QoQ.

Net revenues attributable to Supervielle Seguros in 2Q16 were AR$135.9 million, up 346.8% YoY, and 33.3% in the quarter.

Claims Paid amounted to AR$15.9 million in 2Q16, increasing by 117.7% YoY and 64.3% QoQ. Combined ratio has significantly improved reaching 43.1% in 2Q16 compared to 70.1% in 2Q15 and 47.2% in the previous quarter.

Asset Management & Others Segment

Supervielle offers a variety of other services to its customers, including mutual fund products through Supervielle Asset Management, microcredit financing through Cordial Microfinanzas, and non-financial products and services through Espacio Cordial.

Net income for this segment increased to AR$21.6 million, up 94.1% YoY and 22.7% QoQ.

In 2Q16 Net revenues reached AR$64.7 million, up 73.6% from 2Q15 and 12.0% QoQ.

The YoY increase in net revenues was mainly driven by: i) the 88.9% rise in net service fee income reflecting the successful cross-selling initiatives to leverage the Company’s compelling financial product offering given the significant rise in the Lebac rate in the period, and ii) the 22.4% growth in gross intermediation margin.

On a QoQ basis, the increase was due to a 38.2% increase in net service fee income, partially offset by a 43.3% decline in gross intermediation margin.

Assets under management amounted AR$7.8 billion as of June 30, 2016 up from AR$4.4 billion as of June 2015 AR$5.4 billion and as of March 2016.  As of June 30, 2016, Fixed Income represented 78% of assets under management.

FY 2016 GUIDANCE

Supervielle provides the following guidance for FY16:

(1) Includes leases and securitized portfolio

(2) Expectations represent an increase in net income ranging between 78% to 108% in FY16.

(3) This guidance assumes: i) GDP expected to contract by 1.5% in 2016 (Source: Market Expectations Survey), ii) Inflation anticipated to trend down to 1.8% in December and reaching 42% for full year 2016 (Source: Market Expectations Survey). iii) The Average Badlar interest rate expected to reach 23.5% in December 1016 (Company Estimates).

RELEVANT EVENTS

Grupo Supervielle Successfully Completes IPO

On May 19, 2016, Supervielle completed its Initial Public Offering. The offering was over-subscribed and taking into account the strong demand, a total of 95.7 million shares were issued. The global offering consisted of (a) an international offering in the United States and countries outside of Argentina of 27,419,191 ADSs at a price of US$11.00 per ADS and (b) a concurrent offering in Argentina of 9,529,132 Shares at a price of US$2.20 per Share. Each ADS represents five Shares. The ADSs trade on the New York Stock Exchange (NYSE) under the ticker symbol “SUPV”.

SUBSEQUENT EVENTS

Grupo Supervielle Paid Down Corporate Note Class XVIII

On July 25, 2016, Grupo Supervielle paid-down its Corporate Note Class XVIII for a total outstanding amount of AR$23 million.

Argentine Congress Approves Historic Reparation Bill for Retirees and Pensioners

On July 27, 2017 the Government regulated a bill passed by the Argentine Congress that rules, the payment of legal sentences awarded to pensioners in the past, but also calls for significant raises in pensions in the near term. As a consequence, the Company is assessing the impact of the measures given the leading position it holds within the senior citizens segment.

CREDIT RATINGS

Grupo Supervielle Credit Rating

On July 26, 2016, following the capital injection, Fix Scr (Argentine affiliate of Fitch Group) upgraded the local long term national scale rating for Grupo Supervielle from A- to AA-, with a stable outlook.

Banco Supervielle Credit Rating

On July 26, 2016, following the capital injection, Fix Scr upgraded the local long term national scale rating for Banco Supervielle from A+ to AA-, with a stable outlook.

REGULATORY CHANGES

On March 21, 2016 the Central Bank through its communication “A” 5928 authorized a transitional 20% increase in all banking charges, and eliminating regulatory pricing commencing September 2016. The Central Bank also established that no income derived from insurance on debit balance will be charged in any credit transaction.

On May 26, 2016 the Central Bank through its communication “A” 5980 increased minimum cash reserve requirements applicable to demand and time deposits and other liabilities arising from financial intermediation, up 1.5% for time deposits and 2.5% for current accounts since June 2016, and an additional same increase since July.

On June 9, 2016 the Central Bank through its communication “A” 5985 eliminated the requirement of having a minimum regulatory capital of 75% after making a dividend payment.

DEFINITION OF RATIOS

Net Interest Margin: Net interest income divided by average interest-earning assets.

Net Fee Income Ratio: Net services fee income + Income from insurance activities divided by the sum of gross financial margin and net services fee income.

Net Fee Income as a % of Administrative Expenses: Administrative expenses divided by the sum of gross financial margin, services fee income and expenses and income from insurance activities.

ROAE: Net income divided by average shareholders’ equity, calculated on a daily basis and measured in local currency.

ROAA: Net income divided by average assets, calculated on a daily basis and measured in local currency.

Efficiency ratio: Administrative expenses divided by the sum of gross financial margin, services fee income and expenses and income from insurance activities.

Loans to total deposits: Loans include loans, receivables from financial leases and other receivables from financial transactions covered by the Central Bank’s debtor classification regulations.

Regulatory Capital/ Risk Weighted Assets:  Regulatory capital divided by risk weighted assets. This ratio applies only to the Bank and CCF on a consolidated basis.

Loans to Deposits: Loans and Leasing before allowances divided by total deposits

Cost of risk: Annualized loan loss provisions divided by average loans, calculated on a daily basis.

About Grupo Supervielle S.A.  (NYSE: SUPV; BCBA: SUPV)

Grupo Supervielle S.A. (“Supervielle”) is a universal financial services group based in Argentina that owns the fifth largest private domestically-owned bank in terms of assets. Headquartered in Buenos Aires, Supervielle offers retail and corporate banking, treasury, consumer finance, insurance, asset management and other products and services nationwide to a broad range of individuals, small and medium-sized enterprises and medium to large-sized companies. With origins dating back to 1887, Supervielle operates through a multi-brand and multi-channel platform with a strategic national footprint. As of June 30, 2016, Supervielle had total assets of AR$ 41.0 billion under Argentine Banking GAAP, 325 access points and over 2 million customers. For more information, please visit www.gruposupervielle.com.

Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Grupo Supervielle and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Grupo Supervielle, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Grupo Supervielle’s filings with the U.S. Securities and Exchange Commission (SEC) and Comision Nacional de Valores (CNV).  Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document.  Grupo Supervielle is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FINANCIAL STATEMENTS

Consolidated Balance Sheet Data	1H16	1Q16	FY15	9M15	1H15
(In millions of Argentine Ps.)					
Assets					
Cash and due from banks	4,770.2	3,766.9	6,808.6	3,845.5	3,307.1
Government and corporate securities	4,644.6	3,285.2	931.9	1,170.2	2,459.0
Loans:	25,306.1	21,585.5	20,148.3	18,425.2	16,970.7
to the non-financial public sector	6.2	5.7	8.8	8.5	10.6
to the financial sector	296.1	156.0	181.7	3.4	1.1
To the non-financial private sector and foreign residents:					
Overdrafts	2,470.9	2,053.7	1,634.9	1,626.0	1,427.1
Promissory Notes[3]	6,742.8	5,585.6	5,984.8	5,450.7	5,077.2
Mortgage loans	39.1	43.9	50.0	55.2	58.2
Automobile and other secured loans	77.2	87.1	104.5	120.8	135.1
Personal loans	7,550.1	7,150.2	6,018.6	5,884.8	5,377.6
Credit card loans	5,890.1	5,752.2	5,677.9	4,737.3	4,264.4
Other	2,646.6	1,011.1	953.6	904.7	946.8
Accrued Interest, adjustments and exchange rate differences receivable	562.4	533.7	428.6	361.3	380.0
Documented interest	-277.6	-265.1	-277.5	-193.3	-194.2
Other unapplied charges	-0.5	-0.5	-0.3	-0.4	-0.3
Allowances	-697.3	-528.1	-617.3	-533.7	-512.9
Other receivables from financial transactions	3,141.9	3,105.7	2,461.8	2,211.2	2,737.0
Receivables from financial leases	1,388.5	1,155.7	1,075.0	983.8	805.8
Other assets	1,708.7	1,773.3	1,620.3	1,416.5	1,291.9
Total assets	**40,960.0**	**34,672.3**	**33,045.8**	**28,052.5**	**27,571.5**
Liabilities and shareholders' equity					
Deposits:	27,652.2	24,346.7	23,716.6	20,651.4	20,119.9
Non-financial public sector	3,124.9	2,503.1	1,182.6	933.7	934.0
Financial sector	2.7	58.1	251.0	185.9	176.4
Non-financial private sector and foreign residents	24,524.6	21,785.5	22,283.0	19,531.9	19,009.5
Checking accounts	3,591.1	3,342.3	3,042.4	2,961.2	2,674.8
Savings accounts	10,238.6	8,032.1	7,753.7	6,374.2	6,622.5
Time deposits	9,827.2	9,377.7	10,034.0	9,214.6	8,796.5
Investment accounts	-	245.1	664.9	298.3	265.9
Other	867.7	788.3	788.0	683.6	649.8
Other liabilities from financial transactions and other miscellaneous liabilities	7,233.3	7,702.6	6,884.7	5,323.1	5,572.1
Non-controlling interests	77.4	74.5	70.8	64.3	59.0
Total liabilities	**34,962.9**	**32,123.9**	**30,672.1**	**26,038.9**	**25,751.0**
Shareholders' equity	**5,997.0**	**2,548.4**	**2,373.7**	**2,013.6**	**1,820.5**
Total liabilities and shareholders' equity	**40,960.0**	**34,672.3**	**33,045.8**	**28,052.5**	**27,571.5**

Income Statement						% Change				% Change
	2Q16	1Q16	4Q15	3Q15	2Q15	QoQ	YoY	1H16	1H15	YoY
(In millions of Argentine Ps.)										
Argentine Banking GAAP:										
Financial income	2,557.0	2,338.7	2,083.1	1,731.9	1,531.1	9.3%	67.0%	4,895.6	2,926.7	67.3%
Financial expenses	(1,252.6)	(1,233.1)	(1,006.2)	(877.5)	(807.0)	1.6%	55.2%	(2,485.6)	(1,502.3)	65.4%
Gross financial margin	**1,304.4**	**1,105.6**	**1,076.9**	**854.4**	**724.0**	**18.0%**	**80.2%**	**2,410.0**	**1,424.4**	**69.2%**
Loan loss provisions	(295.9)	(183.6)	(187.9)	(98.5)	(126.6)	61.1%	133.8%	(479.6)	(257.5)	86.3%
Services fee income	813.1	773.5	844.4	733.7	665.0	5.1%	22.3%	1,586.5	1,257.6	26.2%
Services fee expenses	(257.7)	(234.9)	(230.4)	(199.9)	(187.6)	9.7%	37.4%	(492.6)	(348.2)	41.5%
Net Service Fee Income	**555.3**	**538.6**	**614.0**	**533.8**	**477.4**	**3.1%**	**16.3%**	**1,093.9**	**909.4**	**20.3%**
Income from insurance activities	164.4	117.9	62.0	42.1	36.9	39.4%	345.2%	282.3	71.8	293.1%
Administrative expenses	(1,458.7)	(1,299.6)	(1,196.2)	(1,058.7)	(1,081.1)	12.2%	34.9%	(2,758.2)	(2,006.4)	37.5%
Income from financial transactions	**269.5**	**278.9**	**368.9**	**273.1**	**30.7**	**-3.3%**	**779.3%**	**548.4**	**141.7**	**287.1%**
Miscellaneous income	108.2	73.9	151.8	100.2	65.0	46.5%	66.6%	182.1	115.2	58.1%
Miscellaneous losses	(96.1)	(109.2)	(57.1)	(69.6)	(46.7)	-12.0%	105.9%	(205.3)	(86.8)	136.6%
Non-controlling interests result	(2.8)	(4.0)	(6.5)	(5.4)	(1.8)	-29.9%	62.2%	(6.9)	(4.2)	63.7%
Income before income tax	**278.8**	**239.5**	**457.1**	**298.4**	**47.2**	**16.4%**	**490.9%**	**518.3**	**165.9**	**212.5%**
Income tax	(110.9)	(64.8)	(96.9)	(105.3)	(10.8)	71.0%	926.1%	(175.7)	(44.9)	290.9%
Net income for the fiscal period	**167.9**	**174.7**	**360.1**	**193.1**	**36.4**	**-3.9%**	**361.7%**	**342.6**	**120.9**	**183.3%**
ROAE	**15.6%**	**27.5%**	**61.6%**	**36.7%**	**7.3%**			**20.0%**	**12.4%**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2016
Grupo Supervielle S.A.

	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer